Mail Stop 4-7

May 11, 2005

William Sarine
Chief Executive Officer
Telecomm Sales Network, Inc.
c/o Skye Source, LLC
8621 Gleneagles Drive
Raleigh, NC 27613

Re: 	Telecomm Sales Network, Inc.
Amendment No. 1 to Form SB-2
Filed April 25, 2005
File No. 333-123365

Dear Mr. Sarine:

      We have reviewed your amended registration statement and your response letter filed April 25, 2005, and we have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 1 to Form SB-2

Front Cover of Prospectus

1. We note your revisions in response to prior comment 4. You disclose on the cover page and in the prospectus summary that the selling shareholders will sell shares "at privately negotiated prices" until a market develops. That is not consistent with the requirements in paragraph 16 of Schedule A of the Securities Act and
Item 501(a)(8) of Regulation S-B. Those provisions require you to use a fixed price or price range until a market develops. You may disclose that "The selling shareholders will sell at a price of $x.xx
(or a range) per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices." Please revise your cover page, prospectus summary and elsewhere as appropriate.

Prospectus Summary, page 1

2. We note your revisions in response to prior comments 9 and 10.
In
view of those revisions, revise the beginning of your summary to state clearly , as you do on page 12, that:

* you have not performed any market studies to determine whether there is a market for your services;
* you will not know whether there is a market for your services until you conduct a marketing study;
* you currently lack the resources to pay for the marketing study you need;
* you may not be able to raise the capital you need to conduct the marketing study; and
* you have not yet engaged any organization to conduct the marketing study.

Additionally, we note your revised disclosure on page 12 that you have budgeted $80,000 to conduct the marketing study. We also note that your financial statements indicate that you have more than $80,000 in cash, net of liabilities. Please revise to explain briefly why you are conducting this offering now, before conducting the marketing study.

Risk Factors, page 2

We had only $103,138 of current assets ..., page 2

3. We note that you added this risk factor in response to prior comment 5. This risk factor is too vague. Please revise to include sufficient, specific information to assess the risk. For example, it is not clear from this risk factor, as currently written, why having
$103,138 of current assets at December 31, 2004, poses a risk to investors. As a general matter, you should express your risk factors in more concrete terms with adequate, but not excessive, non-generic detail so that readers may clearly identify and assess the magnitude of the risk. Please revise accordingly.

All of the shares of Common Stock owned by our officers, directors and consultants may be resold ..., page 7

4. We note your revisions in response to prior comment 7. This risk factor is now too vague and generic and it could apply to any company. Please revise to include sufficient, specific information to assess the risk. For example, based on your previous disclosure, it appears that you intend to register resales all of the shares held by your officers, directors and consultants. Please revise to disclose those intentions and provide adequate, but not excessive, non-generic detail, including the number of those shares currently outstanding and the number that may be sold pursuant to Rule 144, so that readers may clearly identify and assess the magnitude of the risk.

Description of Business, page 11

5. Many of your revisions in response to prior comment 10 indicate that you "will" take various actions in conducting your planned business. For example, on page 12, you state that your "services will facilitate the process by which hardware and software companies select and establish relationships with international distributors for their products" and that you "will align geographic territories so that distributors are not directly selling into the same markets."
These and similar statements indicate a degree of certainty and development in your business that is not consistent with your statements that you have not yet determined whether there is a market for your services and that you have not begun negotiations to provide services to any telecommunications company or any distributor. Please revise to characterize these statements clearly as your beliefs or plans.

Management

Executive Officers and Directors, page 20

6. We note your revisions in response to prior comment 13. Please revise to clarify briefly in clear everyday language, without jargon, what types of products and services Skye Source provides. Also clarify which company`s clients, management, and plan you are referencing. For example, you currently describe Skye Source`s business as providing "Information Technology consulting services and hardware, software & services solutions for our clients." This suggests that they are competitors with Telecomm Sales Network.
In
your revisions, avoid using the term "solutions" and similar business jargon. Instead, briefly describe the services in clear everyday language.


*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Andrew Mew, Staff Accountant, at (202) 551-
3377
or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202)
551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director

cc:	James F. Verdonik, Esq.
Daniels Daniels & Verdonik, P.A.
(919) 544-5920 (fax)